ISSUER FREE WRITING PROSPECTUS
Dated July 10, 2013
Filed pursuant to Rule 433
Registration Statement No. 333-163069

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.
FREE WRITING PROSPECTUS

American Realty Capital New York Recovery REIT, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on November 12, 2009 and the registration statement became effective on September 2, 2010. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated May 1, 2013, and supplements thereto are available on the SEC Web site at

http://www.sec.gov/Archives/edgar/data/1474464/000114420413025811/v340666_424b3.htm;

http://www.sec.gov/Archives/edgar/data/1474464/000114420413028945/v345072_424b3.htm and

http://www.sec.gov/Archives/edgar/data/1474464/000114420413031144/v345957_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering, will arrange to send you the prospectus and supplements thereto if you request it by calling toll-free 1-877-373-2522.

The article attached as Annex A was originally published online by Commercial Property Executive on July 10, 2013. The article reported on certain statements made by Michael A. Happel, the Company’s Chief Investment Officer.

The article was not prepared or reviewed by the Company prior to publication. Commercial Property Executive, the publisher of the article, routinely publishes articles on business news. Commercial Property Executive is not affiliated with the Company, and no payment was made nor was any consideration given to Commercial Property Executive by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Happel represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Annex A

July 10, 2013

ARC NYRR Grabs Manhattan Office Condo for $91M

By Keith Loria, Contributing Editor

American Realty Capital New York Recovery REIT Inc., has acquired a three-story office condominium located at 50 Varick St. in the Tribeca neighborhood of Manhattan for $90.8 million.

“We remain focused on income-producing assets in New York City. This transaction further demonstrates our ability to structure on- and off-market transactions in the City,” Michael Happel, the non-traded REIT’s chief investment officer, told Commercial Property Executive. “With the addition of this asset, the fund’s portfolio includes a variety of office, retail, and other assets throughout Manhattan and the surrounding boroughs, with a strong tenant roster featuring names such as Red Bull, Microsoft, Burberry, Starbucks, and TD Bank.”

The space consists of 158,573 rentable square feet, and currently is 100 percent leased to the U.S. subsidiary of Spring Studios out of London for the next 15 years. Spring Studios is a leading provider of creative services to some of the top luxury, fashion, and beauty brands in the world.

It’s been a busy July for ARC NYRR, which earlier this month acquired an office building at 333 W. 34th St. in Midtown Manhattan from SL Green Realty Corp. for $220.3 million.

According to Happel, the addition of this asset brings its portfolio to nearly $800 million, including properties owned and announced for purchase. The REIT will continue its focus on purchasing first-class New York City assets leased to top-quality tenants with yields that are accretive to its distributions.

“We continue to deploy capital in Midtown South as it has experienced dramatic rent growth in recent years and continues to be the beneficiary of high demand from fashion and creative tenants,” Happel added. “The property is now in the final stages of renovation to become a world-class creative office and studio facility. It includes green rooms, photo studios, an art gallery, a rooftop deck and a 20-foot-tall glass curtain wall overlooking the Hudson River.”

Other recent activity by ARC and its affiliates include:

On June 13, CPE reported on RCAP Holdings’ purchase, for an undisclosed price, of First Allied Holdings Inc., of San Diego, an independent broker-dealer financial services business.

On June 3, CPE covered the purchase by American Realty Capital Trust IV of a $1.45 billion portfolio of 986 retail properties from GE Capital  — and also on the purchase by American Realty Capital Properties of a GE Capital portfolio of 471 net-lease properties, for $807 million.